EXHIBIT 99.1
FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE September 15, 2014
ITEM 3.	NEWS RELEASE Issued September 16, 2014 and distributed through the facilities of CNW (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
The Company announced initial results from this year’s drill program on the Deep Kerr deposit at KSM.  Results from the first three holes confirm the resource model from last year’s drilling as well as extend the limits of the deposit along strike to the north and, potentially, to the south.
Hole K-14-39, a step out hole 140 m to the north of the Deep Kerr deposit, contains broad zones of copper and gold mineralization including 252 m averaging 0.69% Cu and 0.55 g/T Au. Hole K-14-40, drilled within the model but to a greater depth, encountered mineralization in a pattern identical to the balance of the deposit leading to a prediction of a southern extension of the deposit. Hole K-14-28C returned mineralized widths in the heart of the Deep Kerr deposit as predicted but at slightly higher copper and gold grades.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 16th day of September, 2014.

SEABRIDGE GOLD INC.
News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	September 16, 2014

Drilling at KSM by Seabridge Gold Extends Deep Kerr Deposit
Hole 39 steps out 140m north cutting 252m of 0.69% Cu and 0.55 g/T Au
Hole 40 retests assumed southern limit, predicts a southern extension of deposit

Toronto, Canada…Seabridge Gold today announced initial results from its 2014 drill program on the Deep Kerr copper-gold deposit at its 100%-owned KSM project in northwestern British Columbia, Canada.  The 2013 Deep Kerr discovery reported an inferred resource of 515MT grading 0.53% copper and 0.36 g/T gold which is open on strike and at depth (see release of February 18, 2014). Drilling this season at Deep Kerr was designed to confirm the resource model and test for the limits of the deposit along strike. Results from the first three holes at Deep Kerr have successfully addressed these objectives; a step-out hole to the north has confirmed the north strike extension and deeper drilling on the south indicates potential strike extension in that direction while a third infill hole has returned results validating the resource block model.

Hole K-14-39, located 140 meters north of 2013 drilling, contained broad zones of copper and gold mineralization including a discrete higher grade interval.  Hole K-14-40 was drilled on the south end of the deposit within the limits of the 2013 model but deeper than previous intersections.  This hole encountered mineralization in a pattern identical to the balance of the deposit, leading to the conclusion that 2013 drilling in this direction was too shallow and therefore did not establish the southern limit of the deposit as previously reported.  Hole K-14-28C, a “daughter” hole wedged off a hole completed in 2013, was drilled to confirm the modeled grade distribution in the heart of the Deep Kerr deposit and returned mineralized widths as predicted, at slightly higher copper and gold grades.

Chairman and CEO Rudi Fronk noted that “these results should enable us to grow the Deep Kerr resource which we believe is one of the keys to joint venturing KSM. Drilling continues on the Deep Kerr expansion, as well as on building an initial resource for this year’s discovery at the Iron Cap Lower Zone and testing additional higher grade core zone targets. Approximately 24 holes will be drilled this year. Thus far, results have only been released for five holes. We think the best is yet to come.”

Results from the first three drill holes on the Deep Kerr deposit are as follows:

2014 Deep Kerr Intercepts

Drill Hole ID	Total Depth	From (meters)	To (meters)	Interval (meters)	Gold (g/T)	Copper (%)	Silver (g/T)
K-14-28C	1304.5	900.0	1257.4	357.4	0.50	0.63	1.9
	including	900.0	979.4	79.4	0.84	1.15	3.0
K-14-39	1272.4	508.0	694.4	186.4	0.19	0.43	1.0
		781.4	945.4	164.0	0.34	0.33	1.0
		945.4	1197.4	252.0	0.55	0.69	1.4
	including	963.4	1106.4	143.0	0.68	0.81	1.7
K-14-40	1011.4	704.4	926.3	221.9	0.24	0.45	1.5
	including	794.6	918.9	124.3	0.29	0.54	1.8

All holes were drilled perpendicular to the strike of the Deep Kerr zone and were intended to intersect the true width of the body. We believe these intersections therefore likely approximate true width.

The KSM Project hosts multiple deposits containing one of the largest undeveloped gold and copper reserves in the world (see news release of June 29, 2012, disclosing the details of KSM’s most recent Prefeasibility Study on KSM). Its composite intrusive complex hosts four known, large, gold-copper porphyry deposits which are within the upper portion of the system and have demonstrated vertical continuity down to near-magmatic core zones and upward through voluminous mineralized stock works into near surface epithermal vein deposits. This vertical zonation is typical of many of the world's largest mining districts. Deep Kerr and the Iron Cap Lower Zone are the initial confirmations of the existence of deep core zones beneath the porphyry deposits, as predicted by Seabridge’s model. Core zones are formed under higher temperature and pressure conditions, resulting in a mineralogical character usually associated with significantly higher metal content.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2013 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the results enabling the Company to grow Deep Kerr; (ii) the ongoing drilling being sufficient for the calculation of an initial resource at the Iron Cap Lower Zone; (iii) thinking the best results of 2014 drilling are yet to come; (iv) the reported intercepts representing true widths; (v) the estimated amount and grade of mineral reserves and mineral resources; (vi) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vii) the amount of future production; and (viii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at assayed or modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to drilling results being inconsistent with expectations, risks of variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

Rudi Fronk
Chairman & CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO

Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net